UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*




                           KELLY RUSSELL STUDIOS, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   488148 10 7
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Timothy G. Rath
                   1234 Benton Street, Anoka, Minnesota 55303
                                 (612) 421-3427
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 15, 1996
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   488148 10 7                       Page    2      of    4      Pages
          -------------------                     ---------    ---------

- -------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Timothy G. Rath
              ###-##-####

- -------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                           (b)


- -------------------------------------------------------------------------------
3             SEC USE ONLY


- -------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              00
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                310,000 (includes 250,000 shares which may be obtained
BENEFICIALLY          upon exercise of exercisable options)
OWNED BY            -----------------------------------------------------------
EACH            8     SHARED VOTING POWER
REPORTING
PERSON                -0-
WITH                -----------------------------------------------------------
                9     SOLE DISPOSITIVE POWER

                      310,000 (includes 250,000 shares which may be obtained
                      upon exercise of exercisable options)
                    -----------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      -0-
- -------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              310,000 (includes 250,000 shares which may be obtained upon exercise of exercisable options)
- -------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%
- -------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

          (a)  Common Stock, $.01 par value

          (b)  Kelly  Russell  Studios,   Inc.  (the  "Issuer")  2905  Northwest
               Boulevard, Suite 220 Plymouth, Minnesota 55441

Item 2.   Identity and Background.

          (a)  Timothy G. Rath

          (b)  1234 Benton Street, Anoka, Minnesota 55303

          (c)  Mr. Rath is a business consultant

          (d)  Mr. Rath has never been convicted in a criminal proceeding.

          (e) Mr. Rath has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Rath is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          On March 15, 1996, the vesting of an option to purchase 250,000 shares of the Issuer's Common Stock at $1.50 per share was accelerated in connection with Mr. Rath's resignation as an officer of the Issuer. The option was granted to Mr. Rath on January 1, 1995 in consideration for his services as an officer and was not issued for cash or other property.

          All of the shares of Common Stock held by Mr. Rath were acquired prior to March 15, 1996 as follows: 50,000 shares at $1.00 share through a private placement by the Issuer on February 17, 1995 and 10,000 shares were purchased in the open market (3,000 at $4.875 on May 16, 1994, 2,000 at $5.00 on May 23, 1994 and 5,000 at $4.50 on August 26, 1994).

Item 4.   Purpose of Transaction.

          Mr. Rath intends to hold the securities for investment purposes only.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Rath beneficially owns 310,000 shares of the Issuer's Common Stock, including 250,000 shares obtainable upon exercise of a currently exercisable option, which beneficial ownership represents 7.6% of the shares of Common Stock outstanding. Mr. Rath holds all of such securities directly.

          (b) Mr. Rath has sole voting and dispositive power over the above shares of the Issuer's Common Stock.

          (c) Mr. Rath has not acquired or disposed of any securities of the Issuer's Common Stock during the sixty days preceding the acquisition pursuant to the acceleration of Mr. Rath's option on March 15, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.    Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of March 15, 1996.


Dated:            June 13, 1996

                                                     /s/ Timothy G. Rath
                                                     Timothy G. Rath




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